# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paycor HCM, Inc., CIK 0001839439
CUSIP: 70435P102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4811 Montgomery Road, Cincinnati, Ohio (OH), 45212
Date of event which requires filing of this statement: 04/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001777951

## Reporting persons
- Pride Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax IX GP Co. Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Paycor HCM, Inc.
Address of issuer's principal executive offices: 4811 Montgomery Road, Cincinnati, OH 45212

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

(i) Pride Aggregator, LP ("Pride Aggregator")
(ii) Apax IX GP Co. Limited ("Apax IX GP")

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
For Pride Aggregator:

C/O Apax Partners US, LLC
601 Lexington Avenue, 53rd Floor
New York, NY 10022

For Apax IX GP:

Third Floor Royal Bank Place
1 Glategny Esplanade
St Peter Port, Guernsey, GY1 2HJ
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page. The reported amounts reflect the April 14, 2025 disposition of Issuer securities in connection with the merger between the Issuer and another corporation, which resulted in the Issuer's securities being delisted from the Nasdaq Global Select Market, as reported on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pride Aggregator, LP: /s/ Jason Wright, Jason Wright, Director of Pride GP, Inc. (04/15/2025)
- Apax IX GP Co. Limited: /s/ Jeremy Latham, Jeremy Latham, Director (04/15/2025)
Comment: For Pride Aggregator, LP: Jason Wright, Director of Pride GP, Inc., the general partner of Pride Aggregator, LP.

EXHIBIT LIST
Exhibit A

Joint Filing Agreement, dated as of February 11, 2022, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022.